UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

Global Links Corp. (Name of Issuer)
Common Stock, par value $0.001per share and Series B Preferred Stock, par value $0.001 per share (Title of Class of Securities)
379408107 (CUSIP Number)
Frank J. Dobrucki 4600 East Sunset Road, Suite 320 Henderson, NV 89014 702-436-7007 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 31, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 379408107

1.	Names of Reporting Persons. Frank J. Dobrucki I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,910,000 Shares of the Common stock of the issuer, and 12,590,000 Shares of the Series B Preferred Stock of the Issuer

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,910,000 Shares of the Common stock of the issuer, and 12,590,000 Shares of the Series B Preferred Stock of the Issuer

	10.	Shared Dispositive Power none

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,910,000 shares of the Common Stock of the Issuer, and 12,590,000 shares of the Series B Preferred Stock of the Issuer

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.34 % of the Common Stock of the Issuer, and 83.93% of the Series B Preferred Stock of the Issuer.

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         This statement relates to the Common Stock of Global Links Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 4600 East Sunset Road, Suite 320, Henderson, NV 89014

Item 2. Identity and Background.

(a)

Name:  Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Frank J. Dobrucki (the "Reporting Person").

(b)	Residence or business address: The Reporting Person's business address is 4600 East Sunset Road, Suite 320, Henderson, Nevada 89014.

(c)

Present Principal Occupation or Employment:  The Reporting Person's principal occupation is that of President and CEO of the Issuer. There are no other corporations of organizations in which such employment is conducted.

(d)	Criminal Conviction: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)

Court or Administrative Proceedings:  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

         On June 16, 2003, the Issuer and the Issuer's wholly-owned subsidiary, Global Links Capital Group, Inc. and Capitol Group Holdings Corporation ("Capitol Group Holdings")executed that certain Plan and Agreement of Triangular Merger. Pursuant to the Plan and Agreement of Triangular Merger, the stockholders of Capitol Group Holdings desired to cause the merger of Global Links Capital Group with and into Capitol Group Holdings (the "Merger" herein), and receive shares of the common stock of the Issuer, par value $0.001 per share (the "Global Links Corp. Common Stock") and shares of the Series B preferred stock of the Issuer, par value $0.001 per share (the "Global Links Corp. Series B Preferred Stock") in exchange for all of their shares of the common stock of Capitol Group Holdings, par value $0.001 per share (the "Capitol Group Holdings Common Stock") and the Series B preferred stock of Capitol Group Holdings, par value $0.001 per share (the "Capitol Group Holdings Series B Preferred Stock"). Capitol Group Holdings is the Surviving Corporation (the "Surviving Corporation").

         The effective date of the Merger was June 16, 2003, the date of the filing of Articles of Merger in the State of Nevada. However, the parties agreed to delay the effective date until June 30, 2003.

         Before the Merger, the stockholders of Capitol Group Holdings owned 30,000,000 shares of the Capitol Group Holdings Common Stock and 3,000,000 shares of Capitol Group Holdings Series B Preferred Stock, which shares constituted all of the issued and outstanding shares of the capital stock of Capitol Group Holdings. As a result of the Merger, the stockholders of Capitol Group Holdings received, in exchange for all of their Capitol Group Holdings Common Stock and Capitol Group Holdings Series B Preferred Stock, 30,000,000 shares of the Global Links Corp. Common Stock and 3,000,000 shares of the Global Links Corp. Series B Preferred Stock.

         The previously issued and outstanding 30,000,000 shares of the Global Links Capital Group Common Stock and 3,000,000 shares of the Global Links Capital Group Series B Preferred Stock held by the Issuer, were exchanged for shares of the Capitol Group Holdings Common Stock and the Capitol Group Holdings Series B Preferred Stock, so that following the Merger, the Issuer owns 30,000,000 shares of the Capitol Group Holdings Common Stock and 3,000,000 shares of the Capitol Group Holdings Series B Preferred Stock, which shares constitute 100 percent of the issued and outstanding shares of the Capitol Group Holdings Common Stock and the Capitol Group Holdings Series B Preferred Stock. The reporting person held 3,910,000 shares of the common shares of Capitol Group Holdings, and 2,550,000 shares of the preferred stock of Capitol Group Holdings. Accordingly, as a result of the Merger, the Reporting Person acquired 3,910,000 shares of the Common Stock of the Issuer and 2,550,000 shares of the Series B Preferred Stock of the Issuer. Schedule 13D filed by the Issuer with the Commission on July 1, 2003, incorrectly identified the number of shares received by the Reporting Person as the result of the merger as 2,800,000 shares of Series B preferred stock.

         In addition, on June 16, 2003, the Reporting Person became the sole officer and director of the Issuer.

         On August 31, 2004, the Reporting Person received 10,040,000 additional shares of the Issuers Series B Preferred Stock as partial compensation for services rendered to the Issuer valued at approximately $10,040.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The Reporting Person acquired his interest in the Issuer for the purpose of acquiring control of the Issuer.

         The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

In an information statement dated September, 2004, the Issuer announced its plan to increase the number of common shares of the issuer from 500 million to 1.9 billion, and the number of preferred shares from 50 million to 100 million.
          The increase in the number of authorized common shares to 1,900,000,000 was proposed by the Issuer's management in order to ensure sufficient reserves of common stock for various capital purposes and to eliminate the need for similar amendments in the near future, which could be costly and time-consuming. As of the date of the information statement, the board had no plans to issue or use any of the newly authorized shares of common stock.
         The increase in the number of authorized preferred shares to 100,000,000 was proposed by management in order to ensure sufficient reserves of preferred stock for various capital purposes and to eliminate the need for similar amendments in the near future, which could be costly and time-consuming. As of the date of the information statement, the board had no plans to issue or use any of the newly authorized shares of preferred stock.
         The Issuer's board of directors also adopted a resolution to seek shareholder approval to grant the board discretionary authority to amend its articles of incorporation to implement a reverse split for the purpose of increasing the market price of the Issuer's common stock. The reverse split exchange ratio that the board of directors approved and deemed advisable and for which it sought shareholder approval was up to 350 pre-consolidation shares for each one post-consolidation share, with the reverse split to occur within 60 days of the date of the information statement, the exact time of the reverse split to be determined by the directors in their discretion. Approval of this proposal gives the board authority to implement the reverse split on the basis of 150, 250 or 350 pre-consolidation shares for each one post-consolidation share at any time it determined within 60 days of the date of the information statement. In addition, approval of the proposal gives the board authority to decline to implement a reverse split.

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person may be deemed to be the beneficial owner of (a) 3,910,000 shares of the Common Stock of the Issuer, which he owns directly and which constitute approximately 1.34 percent of the outstanding shares of the Common Stock of the Issuer, (b) 1,200,000 shares of the Common Stock of the Issuer, which the Reporting Person owns indirectly and which constitute approximately 0.004 percent of the outstanding shares of the Common Stock of the Issuer, and (c) 12,590,000 shares of the Series B Preferred Stock of the Issuer, which constitute 83.93 percent of the outstanding shares of the Series B Preferred Stock of the Issuer.

(b)

Inasmuch as each share of the Series B Preferred Stock of the Issuer is convertible into 10 shares of the Common Stock of the Issuer, the Reporting Person may be deemed to own more than 50 percent of the issued and outstanding shares of the Common Stock of the Issuer. The Reporting Person has the sole power to vote and to dispose of all shares of the Common Stock of the Issuer and the Series B Preferred Stock of the Issuer owned by him directly. In addition, each share of the Series B Preferred Stock of the Issuer has the voting rights equal to 20 shares of the Common Stock of the Issuer.

(c)

On August 31, 2004, the Reporting Person received 10,040,000 additional shares of the Issuers Series B Preferred Stock as partial compensation for services rendered to the Issuer valued at approximately $10,040.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
08-31-2004	10,040,000	$0.001 per share

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 06, 2004
By:	/s/ Frank J. Dobrucki Frank J. Dobrucki
Title:	President

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